SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 8, 2002

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 140
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) Not applicable

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

Superintendency of Banks and Financial Institutions
Santiago de Chile

Resolution No. 79
Santiago, July 26, 2002

Considering:

1. The attached joint requests of Banco Santander-Chile and Banco Santiago, whereby they request the approval of the merger of both banks.

2. That the Extraorinary Shareholders' Meetings of Banco Santander-Chile and Santiago, both held on July 18, 2002, approved the merger through absorption of Banco Santander-Chile by Banco Santiago. The minutes of such meetings were reduced to writing in public deeds dated July 19, 2002, in the case of Banco Santander-Chile, and July 22, 2002, in the case of Banco Santiago, in the Santiago Notaries of Mrs. Nancy de La Fuente and Mr. Andrés Rubio Flores, respectively.

3. That as a consequence of the merger, Banco Santander-Chile approved its early dissolution.

4. That the Extraordinary Shareholders' Meetings approved both banks' audited balances sheets as of December 31, 2001, their respective external auditors' reports, and the corresponding appraisal reports regarding the the assets of both banks, that will serve as the basis for the merger.

5. That the Extraordinary Sharheolders' Meeting aproved the terms of the exchange of Banco Santander-Chile shares for Banco Santiago shares, representing 47.5% and 52.5% of the merged bank, respectively.

6. That it was approved that the merger be effective from January 1, 2002.

7. That in order to pay the Banco Santander-Chile shareholders the asset contribution of that bank to the merged entity, the Shareholders' Meeting of Banco Santiago approved a capital increase of Chilean Pesos 273,051,031,948, through the issuance of 89,511,910,227 shares of the merged Banco Santiago. This shares will be issued to the Banco Santander-Chile shareholders at the ratio of 3.5536329 shares of Banco Santiago for each one share of Banco Santander-Chile.

8. That Banco Santiago approved to amend and restate its by-laws. In particular, it was approved its change of name to Banco Santander-Chile.

9. That, for purposes of Article 35 bis of the General Banking Law, the Superintendency of Banks and Financial Institutions, by Resolution No. 47 of May 16, 2002, after considering the report from the Board of the Central Bank of Chile, authorized the merger of both

banks, subject to the condition that the merged bank shall maintain a ratio of effective equity to risk-weighted assets no lower than 12%.

And pursuant to Article 31 of the Genearl Banking Law and article 99 of Law No. 18,046 on Stock Corporations,

I hereby decide as follows:

1. To approve the merger between Banco Santiago and Banco Santander-Chile, to be effected by Banco Santander-Chile's contribution of its assets to Banco Santiago, with Banco Santiago assuming all of Banco Santander-Chile's liabilities, effective as of August 1st, 2002, with retroactive effect from January 1st 2002.

2. To approve the early dissolution of Banco Santander-Chile, effective upon this resolution being legalized.

3. To approve the amendments made to the by-laws of Banco Santiago and its name change to Banco Santander-Chile.

The creation of Banco Santiago, hereafter Banco Santander-Chile, was authorized by Resolution No. 103 issued by this Superintendencny on September 22, 1977.

It is hereby ordered that all legalization fomalities set forth in Article 31 of the General Banking Law be complied with, by registering and publishing this resolution along with the certificate that contains the summary of the amendment to Banco Santiago by-laws, hereafter Banco Santander-Chile.

/s/ Enrique Marshall River
Superintendent of Banks and
Financial Institutions

SUMMARY OF THE AMENDMENT TO BANCO SANTIAGO BY-LAWS, HEREAFTER BANCO SANTANDER-CHILE

I hereby certify that, by Resolution No. 79 dated July 26, 2002, the proposed amendment to the by-laws of Banco Santiago, hereinafter Banco Santander-Chile, were approved by the Extraordinary Shareholders' Meeting held on July 18, 2002, the minutes of which were reduced to writing in public deed dated July 22, 2002 in the Santiago Notary of Mr. Andrés Rubio Flores.

Summary of the amendment:

1. Its name was changed to Banco Santander-Chile.

2. The capital stock was increased and the number of shares in which it is divided. The capital stock was set at Chilean Pesos 675,907,917,086, represented by 188,446,126,794 registered shares, without par value, completely paid and fully-suscribed as provided in the transitory provisions, article 2.

3. The by-laws were conformed to the current legislation and amendments relating to the internal governance of the coporation were also made.

After giving effect to the aforementioned amendments to the bylwas, its essential artciles are the following:

Name:	Banco Santander-Chile
Domicile:	The city of Santiago
Term of duration:	Unlimited
Purpose:	To carry out all acts, contracts, business and operations allowed under the the law, in particular under the General Banking Law.
Capital stock:	See No. 2
Boarf of Directors:	11 members and 2 alternate directors, appointed for a term of three years, with unlimited reelection.
Balance Sheet date:	December 31, of each year.

Santiago, July 26, 2002

/s/ Enrique Marshall River
Superintendent of Banks and
Financial Institutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Banco Santander-Chile

Date: August 8, 2002

By: [signature]

Name: Juan Pedro Santa María
Title: General Counsel